November 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Maryse Mills-Apenteng

Re:	Beard Energy Transition Acquisition Corp. Acceleration Request for Registration Statement on Form S-1 (File No. 333-254049)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the sole underwriter (the “Underwriter”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), as of the date hereof, approximately 300 copies of the preliminary prospectus dated November 12, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others. We, the undersigned Underwriter, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on November 23, 2021 or as soon thereafter as practicable, unless Beard Energy Transition Acquisition Corp. or its outside counsel, Vinson & Elkins L.L.P., request by telephone that such Registration Statement be declared effective at some other time.

[signature page follows]

Very truly yours,

Citigroup Global Markets Inc.

By Citigroup Global Markets Inc.

By:/s/ Arash Nazhad
Authorized Representative

Name:Arash Nazhad

Title: Director – CET

[Signature Page to Acceleration Request of the Underwriter]